INTEGRA BANK CORPORATION
21 S.E. Third Street
P.O. Box 868
Evansville, Indiana 47705-0868
June 11, 2009
VIA EDGAR AND TELECOPY
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Integra Bank Corporation Amendment No. 1 to Registration Statement on Form S-3 File No. 333-159633
Dear Sir or Madam:
          Integra Bank Corporation hereby requests that the effectiveness of the above described Registration Statement, as amended, be accelerated so that it will become effective at 11:00 a.m. (Eastern Time) on Wednesday, June 17, 2009, or as soon thereafter as is practicable.
          The undersigned, on behalf of Integra Bank Corporation, acknowledges that:
•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Martin M. Zorn
Martin M. Zorn
Chief Operating Officer and
Chief Financial Officer